82-1209

BRITISH COLUMBIA SECURITIES COMMISSION

Q[illegible]Y AND YEAR END REPORT

FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GGL DIAMOND CORP.	May 31, 2002	02/07/25

ISSUER ADDRESS

#904, 675 WEST HASTINGS STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUSER TELEPHONE NO.
VANCOUVER	BC	V6B 1N2	(604)688-0378	(604)688-0546

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
RAYMOND A. HRKAC	PRESIDENT	(604)688-0546

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ggl@telus.net	www.ggldiamond.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	Raymond A. Hrkac	02/07/26
[signature]	J. Haig Farris	02/07/26

dlw 8/19

GGL DIAMOND CORP.

Consolidated Balance Sheets As At
(Unaudited)

		May 31, 2002		November 30, 2001
ASSETS				
Current				
Cash and cash equivalents	$	76,284	$	132,459
Sundry receivable and prepaids		13,537		26,409
Marketable securities (Note 2)		3,800		7,600
		93,621		166,468
Mineral properties and deferred exploration costs (Note 1)		5,588,366		5,416,492
Capital assets		297,336		308,523
	$	5,979,323	$	5,891,483
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	157,116	$	180,772
Current portion of mortgage loan		10,268		10,268
		167,384		191,040
Mortgage loan		78,888		83,924
		246,272		274,964
SHAREHOLDERS' EQUITY				
Share capital (Note 3)		15,183,047		14,917,958
Deficit		(9,449,996)		(9,301,439)
		5,733,051		5,616,519
	$	5,979,323	$	5,891,483

Approved by the Board of Directors:

Director

Director

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the three months ended
(Unaudited)

	May 31, 2002	May 31, 2001
Administration costs		
Amortization	$ 367	$ 1,121
Consulting fees	12,000	12,000
Corporate relations	2,850	3,060
Interest expense	161	217
Legal and audit	(1,972)	24,825
Licences, taxes, insurance and fees	7,602	8,941
Office services and expenses	19,448	17,555
Shareholders' meetings and reports	10,812	26,161
Travel	74	822
Operating loss	(51,342)	(94,702)
Other income (loss)		
Interest income	148	14,941
Loss on sale of investments	(161)	-
Write-off of exploration and mineral property costs	(19,554)	(21,047)
	(19,567)	(6,106)
Loss for the period	(70,909)	(100,808)
Deficit, beginning of period	(9,379,087)	(8,945,423)
Deficit, end of period	$ (9,449,996)	$ (9,046,231)
Net loss per share	$ (0.001)	$ (0.003)
Weighted average number of common shares outstanding	43,269,213	39,411,608

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the six months ended
(Unaudited)

	May 31, 2002	May 31, 2001
Administration costs		
Amortization	$ 734	$ 2,242
Consulting fees	24,000	20,000
Corporate relations	10,228	7,432
Interest expense	388	434
Legal and audit	(919)	38,864
Licences, taxes, insurance and fees	8,009	16,173
Office services and expenses	37,208	41,831
Shareholders' meetings and reports	11,623	27,184
Travel	543	2,342
Operating loss	(91,814)	(156,502)
Other income (loss)		
Interest income	376	29,346
Loss on sale of investment	(161)	-
Write-off of exploration and mineral property costs	(56,958)	(168,055)
	(56,743)	(138,709)
Loss for the period	(148,557)	(295,211)
Deficit, beginning of period	(9,301,439)	(8,751,020)
Deficit, end of period	$ (9,449,996)	$ (9,046,231)
Net loss per share	$ (0.003)	$ (0.008)
Weighted average number of common shares outstanding	43,269,213	39,411,608

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the three months ended
(Unaudited)

	May 31, 2002	May 31, 2001
Cash flows from (used in) operating activities		
Loss for the period	$ (70,909)	$ (100,808)
Adjustment for items not involving cash:		
- amortization	367	1,121
- loss on sale of investment	161	-
- write off of exploration and mineral property costs	19,554	21,047
	(50,827)	(78,640)
Change in non-cash working capital items:		
- accounts receivable	(2,734)	(34,439)
- prepaid expenses	(56)	61,825
- accounts payable and accrued liabilities	5,189	57,418
	(48,428)	6,164
Cash flows from (used in) financing activities		
Shares issued for cash	77,500	-
Share issuance cost	(5,614)	-
Principal reduction of mortgage loan	(2,736)	(2,536)
	69,150	(2,536)
Cash flows from (used in) investing activities		
Mineral property costs	(32,766)	(33,019)
Deferred exploration costs	(93,185)	(639,121)
Purchase of capital assets	(919)	-
Proceeds from sale of investment	3,638	-
	(123,232)	(672,140)
Decrease in cash and cash equivalents	(102,510)	(668,512)
Cash and cash equivalents, beginning of period	178,794	1,512,184
Cash and cash equivalents, end of period	$ 76,284	$ 843,672
Supplementary cash flow information		
Cash paid for interest charges	$ 2,015	$ 2,271

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the six months ended
(Unaudited)

		May 31, 2002		May 31, 2001
Cash flows from (used in) operating activities				
Loss for the period	$	(148,557)	$	(295,211)
Adjustment for items not involving cash:				
- amortization		734		2,242
- loss on sale of investment		161		-
- write off of exploration and mineral property costs		56,958		168,055
		(90,704)		(124,914)
Change in non-cash working capital items:				
- accounts receivable		12,461		(25,996)
- prepaid expenses		411		(280)
- accounts payable and accrued liabilities		(23,656)		10,936
		(101,488)		(140,254)
Cash flows from (used in) financing activities				
Shares issued for cash		120,000		255,023
Shares issued for cash – flow-through shares		155,500		1,438,224
Share issuance cost		(10,411)		(128,904)
Principal reduction of mortgage loan		(5,036)		(4,878)
		260,053		1,559,465
Cash flows from (used in) investing activities				
Mineral property costs		(43,761)		(33,019)
Deferred exploration costs		(173,147)		(752,114)
Purchase of capital assets		(1,470)		(12,448)
Proceeds from sale of investment		3,638		
		(214,740)		(797,581)
Increase (decrease) in cash and cash equivalents		(56,175)		621,630
Cash and cash equivalents, beginning of period		132,459		222,042
Cash and cash equivalents, end of period	$	76,284	$	843,672
Supplementary cash flow information				
Cash paid for interest charges	$	3,877	$	4,248

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2002

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2001.

1. Mineral Properties and Deferred Exploration Costs

		[——December 1, 2001 to May 31, 2002——]			
	Balance November 30, 2001	property cost additions	exploration cost additions	written off	Balance May 31, 2002
Diamond Venture - general exploration	$ -	$ -	$ 56,958	$ 56,958	$ -
Doyle Lake	705,705	-	4	-	705,709
Clinton	200,330	-	-	-	200,330
Fishback Lake and Dessert Lake	327,951	-	7,368	-	335,319
Murray	76,720	-	-	-	76,720
Hilltop	14,076	-	61	-	14,137
CH	1,762,153	43,761	115,490	-	1,921,404
Regional, NWT	41,944	-	-	-	41,944
Happy Creek	889,620	-	266	-	889,886
McConnell Creek and other	1,397,993	-	4,924	-	1,402,917
	$5,416,492	$ 43,761	$ 185,071	$ 56,958	$5,588,366

	Balance November 30, 2001	Dec 1/01 to Additions	May 31/02 written off	Balance May 31, 2002
Mineral property costs	$ 468,569	$ 43,761	$ -	$ 512,330
Deferred exploration costs	4,947,923	185,071	56,958	5,076,036
	$ 5,416,492	$ 228,832	$ 56,958	$ 5,588,366

Exploration costs incurred during the six months ended:

	May 31, 2002	May 31, 2001
Amortization	11,924	$ 13,544
Charter Aircraft	3,670	132,136
Drilling, trenching, sampling	17,848	102,473
Licences and recording fees	15,208	3,705
Mortgage interest	3,489	3,815
Project supplies	19,693	143,416
Salaries and wages	48,606	56,780
Survey	-	188,533
Technical and professional services	62,918	91,025
Transportation	1,715	30,232
	$185,071	$765,659

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2002

1. **Mineral Properties and Deferred Exploration Costs (continued)**

CH Northwest Territories, Canada

During the period ended May 31, 2002, the Company staked 26 additional claims of which 15 are pending approval. The Company now has a 100% interest in 116 claims in the CH project area.

2. **Marketable Securities**

	May 31, 2002	November 30, 2001
Hornby Bay Exploration Ltd.	20,000 shares	40,000 shares

Marketable Securities are stated at the lower cost or market value.

3. **Share Capital**

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance, November 30, 2001	41,742,510	$14,917,958
For cash:		
Private placement, net of share issued costs	1,045,000	113,356
Issued pursuant to flow-through share agreement	1,555,000	151,733
Balance, May 31, 2002	44,342,510	$15,183,047

(c) During the period ended May 31, 2002, the Company:

i) completed a private placement of 1,555,000 flow through shares at $0.10 per share and 425,000 non-flow through units at $0.10 per unit for gross proceeds of $155,500 and $42,500, respectively. The proceeds from the 1,555,000 flow through shares are to be spent on Canadian Exploration Expenses. Each non-flow through unit consists of one common share and one common share purchase warrant entitling the holder to purchase one common share during the first year at $0.15 per share and during the second year at $0.20 per share.

As at May 31, 2002, the Company has spent approximately $136,439 of the funds on Canadian Exploration Expenses.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2002

3. Share Capital, (c) continued,

ii) completed the first tranche of a private placement and issued 620,000 non-flow-through units at $0.125 per unit for gross proceeds of $77,500. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase one common share at $0.20 per share for two years. The balance of this private placement was completed subsequent to the end of the period. See Note 6(a).

(d) At May 31, 2002, the following warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
375,000	0.25	June 30, 2002
1,100,000	0.35 *	August 24, 2002
1,237,332	0.20 (1st yr)	September 4, 2002
	0.30 (2nd yr)	September 4, 2003
400,000	0.30	December 21, 2002
5,913,600	0.30	December 29, 2002
440,000	0.25	December 29, 2002
125,000	0.15 (1st yr)	January 3, 2003
	0.20 (2nd yr)	January 2, 2004
300,000	0.15 (1st yr)	January 17, 2003
	0.20 (2nd yr)	January 16, 2004
620,000	0.20	May 31, 2004
10,510,932 **		

* Subsequent to May 31, 2002, the exercise price was reduced to $0.20 per share. See Note 6(c).

** Subsequent to May 31, 2002, an additional 5,855,000 warrants were issued when the balance of the private placement in Note 3(c)(ii) was completed. See Note 6(a).

4. Related Party Transactions

During the six months ended May 31, 2002, the Company was billed $28,600 ($24,000 of which is included in accounts payable) by one director (May 31, 2001– $32,200 of which $10,600 is included in accounts payable) for consulting fees and technical and professional services. The fees for the period ended May 31, 2002 are recorded as follows in the financial statements: $24,000 in Consulting fees and $4,600 as Technical and professional services on the Exploration costs schedule included as part of note 1 – Mineral Properties and Deferred Exploration Costs in the Notes to the Consolidated Financial Statements. As at May 31, 2002, the Company has accrued $111,400 owing to one director for consulting fees and technical and professional services.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2002

5. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the six months ended May 31, 2002 and May 31, 2001.

The Company's total assets are segmented geographically as follows:

	May 31, 2002	May 31, 2001
Canada	$5,089,437	$5,114,856
United States	889,886	889,359
	$5,979,323	$6,004,215

6. Subsequent Events

(a) Subsequent to May 31, 2002, the Company completed the private placement disclosed in Note 3(c)(ii) and issued a further 5,855,000 non-flow through units at $0.125 per unit and 983,333 flow through shares at $0.15 per flow through share for gross proceeds of $731,875 and $147,499.95, respectively.

(b) The Company received regulatory approval to grant 1,376,000 stock options to directors, officers, employees and consultants exercisable at $0.20 per share until July 18, 2007.

(c) The Company received regulatory approval to reduce the exercise price of 1,100,000 warrants that expire August 24, 2002 from $0.35 per share to $0.20 per share.

GGL Diamond Corp.
Quarterly Report For The Six Months Ended May 31, 2002

1. **Analysis of expenses and deferred costs:**

For General and administrative expenses incurred during the period see Consolidated Statement of Operations and Deficit for May 31, 2002.

For Deferred exploration costs incurred during the period see note 1 Mineral Properties and Deferred Exploration Costs attached to the consolidated financial statements for May 31, 2002.

2. **Related party transactions:**

Please see note 4 related party transactions attached to the consolidated financial statements for May 31, 2002.

3. **Summary of securities issued and options granted during the period:**

(a) Securities issued during the period:

Issue Date	Type	Type of Issue	Number	Price	Total Proceeds	Consideration	Commission
Jan. 02, 2002	Common Shares	Private Placement	125,000)	$0.10	$12,000	Cash	-
	Warrants		125,000)				
Jan. 02, 2002	Common Shares	Private Placement Flow through units	485,000	$0.10	$48,500	Cash	-
Jan. 16, 2002	Common Shares	Private Placement Flow-through units	1,070,000	$0.10	$107,000	Cash	-
Jan. 16, 2002	Common Shares	Private Placement	300,000)	$0.10	$30,000	Cash	-
	Warrants		300,000)				
May 31, 2002	Common Shares	Private Placement	620,000)	$0.125	$77,500	Cash	-
	Warrants		620,000)				

Subsequent to May 31, 2002, the Company issued 983,333 flow-through shares and 5,855,000 non-flow through units at $0.15 per share and $0.125 per unit respectively for gross proceeds of $147,999.95 and $731,875. Each unit consists of one common share and one common share purchase warrant.

4. **As at the end of the period:**

(a) and (b) Authorized and issued share capital at May 31, 2002:

			Issued	
Class	Par Value	Authorized	Number	Value
Common	No par value	250,000,000	44,342,510	$15,183,047

Subsequent to May 31, 2002, the number of shares issued increased to 51,180,843.

GGL Diamond Corp.
Quarterly Report For The Six Months Ended May 31, 2002

4. As at the end of the period (continued):

(c) Summary of options outstanding as at May 31, 2002:

Security	Number	Exercise Price	Expiry Date
Options	15,000	$0.30	Nov. 17, 2002
Options	738,500	$0.30	Apr. 20, 2003
Options	1,685,000	$0.30	Mar. 5, 2004
Options	669,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	150,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	305,000	$0.20	July 16, 2006
Total	**4,482,500**		

Subsequent to May 31, 2002 an additional 1,376,000 options were granted at $0.20 per share to expire July 18, 2007.

(c)Summary of warrants outstanding as at May 31, 2002:

Security	Number	Exercise Price	Expiry Date
Warrants	375,000	$0.25	June 30, 2002
Warrants	1,100,000	$0.35	August 24, 2002
Warrants	400,000	$0.30	December 21, 2002
Warrants	5,913,600	$0.30	December 29, 2002
Warrants	440,000	$0.25	December 29, 2002
Warrants	1,237,332	$0.20-$0.30	September 4, 2003
Warrants	125,000	$0.15-$0.20	January 2, 2004
Warrants	300,000	$0.15-$0.20	January 16, 2004
Warrants	620,000	$0.20	May 31, 2004
TOTAL	10,510,932		

During the period, 42,000 warrants expired unexercised. Subsequent to May 31, 2002, a further 375,000 warrants expired unexercised and the exercise price of 1,100,000 warrants expiring August 24, 2002 was reduced from $0.35 to $0.20 per share. In addition, 5,855,000 warrants were issued as part of the private placement completed subsequent to May 31, 2002.

(d) There are no escrowed or pooled shares.

5. Directors: Raymond A. Hrkac, J. Haig Farris, Nick DeMare, W. Wolodarsky, William Meyer, John S. Auston

Senior Officers: Raymond A. Hrkac, President
Nick DeMare, Corporate Secretary

GGL Diamond Corp.
Quarterly Report For The Six Months Ended May 31, 2002

The Company is a mineral exploration company and has been engaged in the acquisition, exploration and development of mineral properties in North America since 1981. The Company was engaged in a variety of exploration projects, representing primarily gold and porphyry copper-gold prospects. In 1992, the company began diamond exploration on the Slave Craton in the Northwest Territories of Canada, an effort that has become the Company's primary exploration focus. Between 1992 and 1995 the Company initiated joint ventures with Teck/Cominco, the Slave Diamond Syndicate, and De Beers Canada Exploration Inc. (formerly Monopros Limited)("De Beers") on five project areas, of these, one, the Doyle Project with De Beers is still in progress.

The Company utilizes its extensive computerized data set, begun in 1992, for the Slave Craton of the Northwest Territories, to select areas for land acquisition and diamond exploration. In the year 2000, based on the data set, the Company began staking claims that have the potential to host diamondiferous kimberlites. The staking continued in 2001 and 2002, the most recent acquisition in June of this year. The total acreage owned outright by the Company on its various diamond projects is now in excess of 400,000 acres. As a result of $2.67 million of exploration in 2000-2001, the Company has defined drill ready kimberlite targets (four to be drilled in August/September of this year), kimberlite indicator mineral trains to be explored for target selection to be drilled in 2003, and newly acquired claims slated for exploration in 2003 with potential to produce drill targets for 2004.

Since January of this year, in addition to claim staking, the Company has completed ground geophysical surveys and lake sediment sampling over three potential targets which have now been selected as drill targets. One of these is scheduled to be drilled this year. In addition 36 heavy mineral samples have been taken and sent for processing and ground checks of geophysical targets began in July.

Within a few days, a heavy mineral sampling program to consist of approximately 550 heavy mineral samples will begin on the Seahorse and Starfish claims within the CH Project Areas south and west of Lac de Gras.

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories, were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. The Supervising Mining Recorder appointed under the Canada Mining Regulations made a decision dated May 10, 1996 agreeing with the position taken by the Company and the LA 26-30 and Easy 1, 2 and 3 mineral claims were recorded in the name of the Company subject to an appeal filed by the third party pursuant to Section 84 of the Canada Mining Regulations.

GGL Diamond Corp.
Quarterly Report For The Six Months Ended May 31, 2002

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review (continued)

On appeal, the Supervising Mining Recorder's decision was overturned by the Assistant Deputy Minister's ("ADM") decision dated November 20, 1997. The Company filed for judicial review by the Federal Court of the November 20, 1997 decision, and on February 24, 1999, that decision was set aside and the Supervising Mining Recorder's May 10, 1996 decision was restored subject to another ministerial review by a person other than the one who conducted the review which was set aside; such new review to be conducted in accordance with the reasons given by the Federal Court. On March 24, 1999, the Company was served with a Notice of Appeal for the appeal of the Federal Court decision to the Federal Court of Appeal. On September 12, 2000, the Federal Court of Appeal set aside the decision of the ADM of Indian Affairs and Northern Development of November 20, 1997 where the ADM overturned the May 10, 1996 decision of the Supervising Mining Recorder. The Federal Court of Appeal remitted the matter to the Minister or his delegate other than the one who conducted the review which was set aside for "redetermination de novo in accordance with the reasons for judgement of this Court". This quarter, the Company was advised that the Minster had appointed a tribunal. The tribunal has contacted our lawyers and has set the first time lines for submissions and replies to be completed by October 15, 2002. At that time, the tribunal will further advise the Company of the proceedings. It is anticipated that the decision of the tribunal in this matter may be forthcoming this year.

The LA 26-30 claims are subject to the De Beers Agreement.

Exploration and General and Administrative Expenditures

As at May 31, 2002, the Company had incurred exploration costs on mineral properties of $43,761 (drilling, trenching and sampling $17,848, licences and recording fees $15,208, salaries and wages $48,606, technical and professional services $62,918, transportation $1,715 and project supplies of $19,693).

On a per project basis, the Company spent the $185,071 exploration costs as follows: $56,958 on the Diamond Venture, $61 on the Hilltop property, $4 on the Doyle Lake property, $7,368 on Fishback and Dessert Lake properties, $115,490 on the CH project, $266 on the Happy Creek Gold/Silver Property and $4,924 on McConnell Creek and other.

The Company reported a net loss of $148,557 for the period ended May 31, 2002 compared to a net loss of $295,211 for the period ended May 31, 2001. General administration expenses for the period ended May 31, 2002 were $91,814 compared to $156,502 for the period ended May 31, 2001. The decrease in general administration expenses was primarily due to a decrease in office services and expenses (2002 - $37,208; 2001 - $41,831), legal and audit (2002 - ($919); 2001 - $38,864), licences, taxes insurance and fees (2002 - $8,009; 2001 - $16,173) and shareholders' meetings and reports (2002 - $11,623; 2001 - $27,184).

Revenue for the period ended May 31, 2002 was $376 consisting of interest income compared with $29,346 for the period ended May 31, 2001 (interest income).

GGL Diamond Corp.
Quarterly Report For The Six Months Ended May 31, 2002

Acquisition and Disposition of Resource Properties and Write offs

During the winter of 2001-2002, the Company staked 26 more claims in the CH Project area. Fifteen of these claims are pending regulatory approval. The Company now has a 100% interest in 116 claims in the CH project area.

The write off of exploration and mineral property costs for the period ended May 31, 2002 was composed of $56,958 Diamond Venture general exploration.

Related Party Transactions

During the six months ended May 31, 2002, the Company was billed $28,600 ($24,000 of which is included in accounts payable) by one director (May 31, 2001 - $32,200) for consulting fees and technical and professional services. The fees for the period ended May 31, 2002 are recorded as follows in the financial statements: $24,000 in Consulting fees and $4,600 as Technical and professional services on the Exploration costs schedule included as part of Note 1 – Mineral Properties and Deferred Exploration Costs in the Notes to the Consolidated Financial Statements. As at May 31, 2002, the Company has accrued $111,400 owing to the director for consulting fees and technical and professional services.

Commitments

During the period ended May 31, 2002, the Company entered into an operating lease agreement with respect to its office premises. Minimum payments of $26,161 in 2002 and $27,802 in 2003, $27,802 in 2004 and $4,868 in 2005 are required under the agreement.

Financial Condition and Liquidity

The Company had a working deficit at May 31, 2002 of $73,763 compared with a working deficit of $24,572 as at November 30, 2001. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital. Most of these funds must be spent on Canadian Exploration Expenses as per the private placement agreements completed in January 2002.

As at May 31, 2002 the Company had $78,888 long-term debt (mortgage loan) outstanding.

For the period ended May 31, 2002, the Company experienced a negative cash flow of $90,704 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from a decrease in administration costs such as office services and expenses, legal and audit, licences, taxes, insurance and fees and shareholders' meetings and reports. (See Exploration and General and Administrative Expenditures for further information.)

During the period ended May 31, 2002, the Company completed a private placement of $198,000 and completed the first tranche of a second private placement for proceeds of $77,500. See Note 3 – Share Capital in the consolidated financial statements for May 31, 2002.

GGL Diamond Corp.
Quarterly Report For The Six Months Ended May 31, 2002

Financial Condition and Liquidity (continued)

The Company's cash position as at May 31, 2002 was $76,284. The decrease in cash position compared to November 30, 2001 was due principally to fewer funds available for administration and exploration costs for the period ended May 31, 2002.

As at May 31, 2002, the Company has spent $136,439 of the $155,500 raised for Canadian Exploration Expenses.

Investor Relations Arrangements

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. Corporate relations are handled by Susan de Stein, who answers investor and shareholder inquiries and other communications activities. The amount billed by Ms. de Stein's company for the period ended May 31, 2002 was $1,232.37, which includes the reimbursement of expenses incurred. The Company updates its web site (www.ggldiamond.com) on a continuous basis.

Subsequent Events

Subsequent to May 31, 2002:

(a) The Company completed a second and third tranche of the private placement started in May 2002. A total of 5,855,000 non-flow-through units and 983,333 flow through shares at $0.125 per unit and $0.15 per share, respectively, were issued subsequent to May 31, 2002 for gross proceeds of $731,875 and $147,499.95, respectively. Each non-flow through unit consisted of one common share and one warrant entitling the holder to purchase one common share at $0.20 per share for two years.

(b) The Company received regulatory approval to grant 1,376,000 options to directors, officers, employees and consultants at $0.20 per share exercisable until July 18, 2007.

(c) The Company received regulatory approval to reduce the exercise price of 1,100,000 warrants expiring August 24, 2002 from $0.35 per share to $0.20 per share.